legal & compliance, llc

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
of counsel	WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

January 22 , 2013

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Compliance Systems Corporation
Form 8-K
Filed November 2, 2012
File No. 000-53169

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Compliance Systems Corporation (the “Registrant”) Amendment No. 1 to the above-referenced Form 8-K. This Amendment No. 1 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Barry Brookstein dated November 28, 2012. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: We note that you believe that your company is no longer considered a shell company. However, we note that as of September 30, 2012, your company has nominal assets and nominal operations. With respect to the latter, we especially note that your significant expenses to date have been for officer’s salary and professional fees rather than website development. Please tell why you believe you should no longer be considered a shell company in light of your most recent balance sheet and results of operations.

Response 1: Our position throughout the Form 8-K is that the Company is no longer a shell company as of the closing of the Acquisition on October 30, 2012. Up until October 30, 2012, including September 30, 2012, the Company was a shell company. The Company’s acquisition of the interest in Seaniemac, as set forth in the financial statements included in this Form 8-K clearly establishes that Seaniemac is not a shell company, but rather an operating company with operations and assets. Seaniemac has been actively working towards developing and launching an internet gaming website. These activities include entering into website development and operating agreements with Jenningsbet Limited on March 13, 2012 and with Boyle Media Limited (“Boyle Sports”) on July 13, 2012. Employees of Seaniemac have been working with these companies to design and implement the website and have been developing marketing and launch plans to promote the website once operational. These business activities will be better identified in the Form 8-K/A.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22 , 2013

The Securities Exchange/Agreement, page 2

Comment 2: Please remove the language “[t]he discussion of the Exchange Agreement set forth herein is qualified in its entirety by reference to Exhibits 10.1 and 10.2” because your description of the agreement should cover all material provisions of the agreement.

Response 2: The Company has revised the disclosure accordingly.

Description of Seaniemac’s Business, page 5

Comment 3: We note reference to third party information throughout this section, including references to information from Datamonitor, Casinoman.net, Richard Hogg and KPMG. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Where you cite your own research for industry information, describe the nature of that research.

Response 3: The Company has amended the disclosure to delete unreferenced information.

Comment 4: On page 5 you state that prior to effectiveness of the acquisition Seaniemac had “no recognized revenue” and was “devoting substantially all its efforts on establishing the business and commencing its planned principal operations,” on page 18 you indicate that your website “only recently became operational” and on page 19 you indicate that you still need to “complete” and “finalize” your platform. Clearly explain the current status of your website, what steps remain to finalize it and any limitations to your website prior to its completion. Throughout the prospectus differentiate between current operations and characteristics of your business and those that are prospective. For example, clarify which if any of the marketing plan elements described on pages 35 to 38 you have undertaken.

Response 4:

The Company has provided expanded disclosure of the website development agreements with Jenningsbet Ltd. and Boyle Media Limited under the renamed subheading Website Development which the Company believes provides the requested disclosure. Also, the Company has made conforming changes throughout the filing to differentiate between current operations and those that are prospective.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22 , 2013

Technology/Marketing Agreement, page 7

Comment 5: Expand the discussion of your relationship with Jenningsbet Ltd to cover all of the material components of the March 13, 2012 agreement. Items which should be addressed include, but are not limited to:

●	Your and Jenningsbet’s responsibilities under the agreement;
●	A fuller description of the economics of the deal including a complete description of how Monthly Gross Revenue is calculated, the fact that you are responsible for any losses and your guarantee of a minimum monthly revenue share payment of 6,000 Euros for the duration of the agreement;
●	The fact that the commission model under the agreement will be reviewed and renegotiated every two years;
●	The term of the agreement; and
●	Rights to terminate the agreement.

Response 5: The additional disclosure has been provided under the renamed subheading Website Development which the Company believes provides the requested disclosure.

Comment 6: Given the broad responsibilities attributed to Jenningsbet under section 1.2 of the March 13, 2012 agreement, explain your role in operating the company. For example, clarify the marketing and other activities contemplated under section 1.3 that you intend to take to drive traffic to your website. As another example, if you set the gambling odds on the website or the games available, as indicated elsewhere in the Form 8-K, explain your control over these facets of the operation.

Response 6: The Company is responsible for driving traffic to its branded website seaniemac.com which is a key element to its success. Further, the Company has clarified its disclosure to reflect the significance of its reliance on its third party website developer s and operator s to create the website which is then operated by Jennings b et or BoyleSports. We may set the odds to be slightly better than our competitors and may offer specials, the economic responsibility of which is ours. We believe that the additional disclosure included in the “Description of Seaniemac’s Business” under the subheadings General and Website Development .

Comment 7: The March 13, 2012 agreement and your disclosure on page 10 indicate that Jenningsbet is a significant online gambling business entity. Please generally describe the activities of Jenningsbet and how those activities impact you. For example, explain your position within the network of other websites affiliated with Jenningsbet and how that positioning affects your contemplated business.

Response 7: Both Jennings b et and BoyleSports are substantial online gaming companies that also offer white label online gaming websites. White-label sites are common in the online gaming business. We will therefore face competition with other sites that may be white labeled by our partner and are therefore responsible for building our own brand affinity and brand recognition in the Irish market. A white-label product or service is a product or service produced by one company often called the “producer” (in our case, JenningsBet or BoyleSports) that other companies (often called the “marketers” or “partners”) rebrand to meet their specifications. This additional disclosure has been included in the Section “Description of Seaniemac’s Business – Website Development.”

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22 , 2013

Customer Service, page 7

Comment 8: Please clarify, if true, that you have limited or no ability to ensure the guarantee and customer service measures described under this section, since Jenningsbet will be responsible for these items.

Response 8: The Company will be dependent upon its third party website operator to provide customer and service and have no independent way to guarantee the service. This additional disclosure has been included in the Section “Description of Seaniemac’s Business – Customer Service.”

Competition, page 8

Comment 9: Disclose the terms of the Irish celebrity partnerships referenced and whether these agreements are in writing.

Response 9: The Company has amended the disclosure to delete reference to the Irish partnerships as there are no written agreements at this time.

Market & Economic Factors, page 8

Comment 10: Clarify how the company will prevent business from originating from accounts located in jurisdictions that prohibit online gambling (e.g. the United States).

Response 10: Both JenningsBet and BoyleSports have electronic tools in place to prevent U.S. based persons from betting on the Company’s proposed website including but not limited to tools that track IP addresses and block U.S. issued credit cards and prohibitions on wires or deposits from U.S. banks.

Employees, page 10

Comment 11: Disclose the amount of time your employees intend to devote to your operations. We note that Mr. Brookstein devotes a portion of his time to his private accounting practice.

Response 11: The Company has revised its disclosure as follows:

As of October 30, 2012, we have 3 full time employees. All other employees, including our CEO Mr. Brookstein, are part time.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

Market Size and Potential, page 11

Comment 12: Briefly describe the relevance to your contemplated operations of the markets and categories of gambling discussed within this section and the Industry Trends and Growth section beginning on page 14. If you anticipate generating the majority of the traffic on your website from online customers in Ireland and/or the United Kingdom make that clear.

Response 12: The Company anticipates generating the majority of its income from Ireland and the UK. The Company believes that a comparison of the global market size to its target markets is meaningful to investors and the disclosure has been modified to reflect this.

Item 1A. Risk Factors, page 17

Risks Related to Our Business and Financial Condition, page 18

Comment 13: Additional risks which you should address include:

●	If true, your officers and directors lack of experience running an online gambling business as well as a public company;

●	The fact that you set your odds slightly lower than your competitors and the potential financial ramifications of doing so; and

●	The high unemployment rate and limited job prospects within Ireland and the affect this has on your target demographic.

Response 13:

The Company believes that under the direction of Barry M. Brookstein, who is its Chief Executive Officer, Chief Financial Officer and a director, and has held these positions with the Company since 2009 and 2006, respectively, it has someone with the necessary experience to run a public company, and that no additional risk factor in this regard is necessary. With respect to the remaining comments, the Company has added the following risk factors:

Our ability to compete depends in part on the continued availability and service of qualified employees.

Much of our future success depends on the continued availability and service of qualified employees. Experienced employees in the gaming and technology industry are in high demand. The loss of employees or the inability to hire additional talented employees as necessary could result in significant disruptions to our business, and the integration of replacement employees could be time-consuming and expensive and cause additional disruptions to our business. If we are unable to attract and retain qualified employees, we may not be able to meet our strategic objectives.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22 , 2013

In an effort to distinguish our business from those of our competitors, we set our betting odds slightly lower than our competition; however, this policy may reduce our profitability and affect our business and financial operations negatively.

The amount of revenue we generate from our customers is based, in part, on the odds we set for certain online wagers and betting. By lowering our betting odds, the customer will receive a bigger payout if the threshold is met, but correspondingly we will receive a lower payout if the threshold is not met. We have adopted this policy in an effort to attract more customers and gaming volume to our site.

Economic conditions, particularly in Ireland and the UK, that have an adverse effect on the gaming industry will adversely affect our results of operation.

Our proposed business operations are concentrated in a single industry and geographic area (Ireland and the UK) that is affected by international, national and local economic conditions. A downturn in the economy or in a region such as Ireland or the UK constituting a significant source of our customers, or a reduction in demand for gaming, may harm our financial condition or that of our customers. We cannot predict the effect or duration of an economic slowdown or the timing or strength of any subsequent economic recovery, worldwide, in Ireland, the UK or in the gaming industry, or the impact such slowdown may have on the demand for online gaming. If players have less disposable income to spend on online gaming or if our customers are unable to devote resources to using our products, there could be an adverse effect on our business.

Intense competition in the online gambling industry may adversely affect our revenue and profitability, page 19

Comment 14: Supplement this risk factor by disclosing that you intend to differentiate your website by focusing on the Gaelic Games, but, as indicated on page 37, Gaelic sports betting is a regular option on many online betting sites.

Response 14: The Company has supplemented the risk factor accordingly.

We currently depend on and may continue to be dependent on third parties…, page 19

Comment 15: Please add a separate risk factor to discuss the material risks specific to your agreement with Jenningsbet. Risks you should address include the financial rights the agreement entitles Jenningsbet to, the relatively short two year term of the agreement, Jenningsbet’s ability to terminate the agreement early under certain circumstances and your inclusion within Jenningsbet’s network of affiliates and any limitations this inclusion places on your business.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

Response 15: The Company has added an additional risk factor as follows:

If we do not comply with the terms of our agreements with Jenningsbet and BoyleSports or they are terminated, our business, operating results and financial condition will be adversely affected.

Our agreements with Jenningsbet and BoyleSports to develop and operate our proposed online gaming website are crucial to our operations. While we have not determined which of these companies will be selected as the ultimate developer and operator of our proposed online gaming website, our failure to comply with any of the terms or conditions of these agreements or in the event the operator terminates the agreement and we are unable to find a suitable vendor to replace them, could materially adversely affect our business, operating results and financial condition.

Changes to payment card networks or bank fees, rules or practices could harm our business…, page 21

Comment 16: We note the language “[w]e expect to belong to or directly access payment card networks, such as Visa, MasterCard and the National Automated Clearing House Association…” Disclose whether customers are currently able to use debit cards and credit cards on your website. If not, make that limitation clear here and under Payment Methods on page 7.

Response 16: The Company has amended the disclosure to reflect that once our gaming website becomes operational, our customers will be able to use debit and credit cards as a means for payment to us.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 25

Comment 17: Your MD&A is somewhat hard to follow. Consider expanding the overview to explain that the results of operations sections include discussions of your independent results prior to the Seaniemac merger as well as Seaniemac’s independent results prior to the merger. Within the relevant results of operations discussions make clear which entity you are discussing. Disclose that the information starting on page 35 is likely the most relevant for investors considering your status as a shell prior to the share exchange.

Response 17: The Company has amended the disclosure accordingly.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

Comment 18: Please further expand your overview to explain that during the periods discussed you were unable to meet your financial obligations including salary payments, dividend payments related to preferred stock and interest payments related to outstanding debt. Disclose that you issued warrants due to your failure to meet these obligations and clarify whether the warrants were issued in lieu of the payments due or as a penalty on top of the accrued obligations. Make clear what salary, preferred share, debt, warrant and other obligations remain outstanding post-merger and discuss your ability to meet these obligations given the “high fixed costs of online gambling” noted on page 9. We note both your statement on page 39 that you will require an investment of $600,000.00 to pursue your business plan and that the Exchange Agreement required that you have no more than $350,000.00 in outstanding debt.

Response 18: The Company has amended the disclosure accordingly.

Plan of Operations, page 35

Comment 19: Refrain from using acronyms such as ROI, PPC, SEO and CMS without first defining those acronyms.

Response 19: The Company has amended the disclosure accordingly.

Comment 20:We note several favorable statements within this section and throughout the Form 8-K regarding, among other topics, your website, your marketing plan, management’s abilities and market opportunities. To the extent you retain favorable statements provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise or remove the following statements:

●	“Since the acquisition, we will offer a market leading, user-friendly website for online gambling…”;

●	“Seaniemac’s management team has the expertise to execute its business strategies. Furthermore, the Company’s management team is well connected in Ireland with the presence of the McEniff brothers…”;

●	“OpenBet is the world’s leading provider of interactive gaming and betting solutions”;

●	“The Gaelic Games … [are] gaining worldwide appeal”; and

●	“Seaniemac has developed an extensive and comprehensive marketing plan to support the Company’s growth goals.”

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

These are just examples. Please revise throughout the Form 8-K. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs.

Response 20: The Company has amended the disclosure accordingly.

Comment 21: With regard to the information in paragraphs three and four on page 36 disclose how management determined the estimated figures. If accurate, disclose that actual results may differ materially from these estimated figures.

Response 21: The Company has amended the disclosure accordingly.

Comment 22: Please clarify the duration of the Pre-launch, Launch and Post Launch periods and when these periods will begin. Explain whether you intend to undertake any of these activities prior to raising the $600,000.00 you will need to effectuate your business plan.

Response 22: The Company has amended the disclosure accordingly.

Comment 23: Specify the extent to which you intend to rely on third parties to pursue the business activities described and whether you have initiated contact with any of those parties. Clarify, which, if any, of the activities your employees are able to administer.

Response 23: The Company has amended the disclosure accordingly.

Item 4. Security Ownership Of Certain Beneficial Owners And Management, page 41

Comment 24: Disclose how you intend to convert, redeem or cancel each class of preferred stock.

Response 24: Barry Brookstein (who is a listed major preferred shareholder) and the other preferred shareholders have agreed to convert the preferred shares to common stock.

Comment 25: The Exchange Agreement requires conversion, redemption or cancellation of the preferred shares within 60 days of the “Closing of the Acquisition.” If accurate, state that the Common Stock After the Acquisition table on page 44 depicts the equity interests in the company as of October 30, 2012 had the conversion, redemption or cancellation of the preferred shares already taken place.

Response 25: Barry Brookstein and the other preferred shareholders have agreed to extend this condition from 60 to 120 days. Footnote 2 to the table on page 44 states that the equity interests are based on conversion of the preferred stock.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

Item 3.02 Unregistered Sales of Equity Securities, page 51

Comment 26: Disclose all securities transactions required by Regulation S-K Item 701.

Response 26: The Company has amended the disclosure accordingly.

Debt Exchange Shares, page 52

Comment 27: Please explain how the shares issued as a result of the June 28, 2012 declaratory judgment were “freely tradable” given your status then as a shell company. In addition, tell us whether the court specifically addressed the fairness of the exchange offer. See Staff Legal Bulletin No. 3A (June 18, 2008).

Response 27: The body of the Final Declaratory Judgment is reproduced below:

Compliance Systems Corporation, etc. vs. Summit Trading Limited, etc.. Miami Dade Circuit Case No. 12-22569CA21

FINAL DECLARATORY JUDGMENT

THIS CAUSE came before the Court on June 28, 2012 on the parties’ Joint Motion for Entry of Final Declaratory Judgment (uncontested), and having reviewed the same, having reviewed the Plaintiffs’ Verified Complaint for Declaratory Judgment (hereafter “Complaint”) and the Defendants’ Answer filed in this action, having heard the representations and arguments of counsel, and otherwise being fully advised in the premises, it is

ORDERED, AJUDGED and DECLARED that

a. A hearing upon the fairness of the terms and conditions of The Plan for Exchange of Claims and Re-Organization attached to the Complaint as Exhibit A (hereafter “the Plan”) was conducted on the date hereof, in accordance with Section 3(a)(10) of the U.S. Securities Act of 1933 (15 U.S.C. §77c(a)(10)) and Fla. Stat. §517.061(5).

b. All persons to whom it is proposed to issue securities in exchange for securities pursuant to the Plan had the right to appear, no impediment to their right to appear was found, and they were duly served with notice of the hearing upon the fairness of the terms and conditions of the Plan.

c. Defendants filed an Answer to the Complaint admitting all of the allegations and agreeing to the entry of a Judgment declaring all of the matters and granting all of the relief requested in the Complaint.

d. Having considered the fairness of the terms and conditions of the issuance of securities and exchange for debt set forth in the Plan, said terms and conditions are hereby approved.

e. Having considered the fairness of the terms and conditions of the issuance of securities and exchange for debt set forth in the Plan, the Court finds that the issuance and exchange of securities for debt set forth in the Plan was made in good faith and not for the purpose of avoiding the securities registration requirements of Chapter 517, Florida Statutes.

f. The terms and conditions of the Plan were, are, and will be fair to and in the best interests of all of the parties;

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

g. As contemplated by Section 3(a)(10) of the Securities Act and Section 517.061(5), Florida Statues, Defendants have “claims” against Plaintiffs:

h. The securities of Plaintiffs which are to be issued to Defendants in exchange for Claims Defendants have against Plaintiffs shall be issued in accordance with the Plan which is in accordance with Section 3(a)(10) of the Securities Act and Section 517.061(5), Florida Statues.

i. Pursuant to the Plan approved by the Court, the Revised Claims (and therefore the Assigned Debt Instruments) shall be exchanged to the Defendants for an aggregate of 10,000,000 unrestricted and freely tradable post reverse split shares of Plaintiff, Compliance Systems Corporation’s common stock at $0.001 par value per share as follows: 4,000,000 shares shall be issued to Summit Trading Limited, 2,000,000 shares shall be issued to GE Park LLC, 1,333,333 shall be issued to Noetic Enterprises LLC -1,333,333 shall be issued to Ocean Marketing Corp, and 1,333,334 shares shall be issued to Sierra Trading Corporation.

DONE AND ORDERED in Miami, Miami Dade County, Florida on June 28, 2012.

/S/ MARCIA CABALLERO, CIRCUIT COURT JUDGE

The terms of the Judgment in clearly reflect that the court addressed the fairness of the exchange offer (see, Section a). Furthermore, the company meticulously complied with the terms of Staff Legal Bulletin No. 3A (June 18, 2008). Nothing in any of the SEC releases suggests that if the order is issued while the company is a shell, they cannot be free trading. Moreover, not only was the merger transaction contemplated at the time of the court action and order, but cleaning up the debt was a pre-requisite to closing the merger and acquiring the interest in Seaniemac. Finally, the shares were not issued until the closing of the acquisition resulting in the Company no longer being a shell (see, our response to your Comment no. 1, above). It is not unusual that companies contemplating a reverse acquisition engage in financing via the reduction of its existing debt, which reduction or relief provides a direct benefit to the company. In this case, our debt was reduced by $500,000. Often times, these transactions occur while the company is technically still a shell, but that such debt relief is a condition to the merger, the result of which, in part, is that the company is no longer considered a shell.

Staff Legal Bulletin No. 3A (June 18, 2008) clearly states that if all the conditions are met, the shares are free trading and in this case all those conditions were met. The release does not mention whether the company is a shell or not and this is not a Rule 144 transaction – it was rule 144 that was amended to restrict use by a shell company, not Section 3(a)(10).

Section 3(a)(10) of the Securities Act provides an exemption from registration for offers and sales of securities issued in exchange for securities, claims or property interests, where a court or authorized governmental entity, authorized by law to hold a hearing, has approved the fairness of the terms and conditions of the exchange following a hearing on the matter.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

Resale of 3(a)(10) Securities - The key issue addressed in this amended SLB is the impact of revisions to the Rule 144/145 resale provisions to securities issued in 3(a)(10) transactions. The amendments to Rule 145, among other things, eliminated the presumptive underwriter provision in Rule 145(c). The SLB states that, because securities received in a Rule 145(a) transaction that was exempt under Section 3(a)(10) would not constitute “restricted securities” within the meaning of Rule 144(a)(3), those securities may generally be resold without regard to Rule 144 if the sellers are not affiliates of the issuer and have not been affiliates within 90 days of the date of the transaction. In the event that the securities are held by affiliates of the issuer, those holders may be able to resell the securities in accordance with Rule 144.

Accordingly, the shares issued in accordance with above judgment are free trading as set forth above.

Item 9.01 Financial Statements and Exhibits, page 52

Comment 28: Please provide all of the exhibits required by Item 601 of Regulation S-K.

Response 28: The Company has amended the disclosure accordingly.

Financial Statements

Comment 29: Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

Response 29: The Company has updated the financial statements to include the period ended September 30, 2012.

Pro forma Information, page F-2

Comment 30: Please revise the pro forma statements of operations to present only the portion of the historical financial statements of Compliance Systems Corporation through “loss from continuing operations”. The pro forma information should exclude “income from discontinued operations” and only reflect results from continuing operations. Please refer to the guidance in Rule 11-02 of Regulation S-X.

Response 30: The Company has amended the disclosure accordingly.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 22, 2013

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq.
Laura Anthony, Esq.

COMPLIANCE SYSTEMS CORPORATION

/s/ Barry M. Brookstein
By: Barry M. Brookstein
Title: Chief Executive Officer
Chief Financial Officer

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832